Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

RECORD DATE FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The board of directors (the “Board”) of Li Auto Inc. (the “Company”) announces that the record date for the purpose of determining the eligibility of the holders of Class A ordinary shares and Class B ordinary shares of the Company, par value US$0.0001 each (the “Ordinary Shares”), to attend and vote at a forthcoming annual general meeting of shareholders of the Company (the “ General Meeting”) will be as of the close of business on Thursday, April 27, 2023, Hong Kong time (the “Ordinary Share Record Date”). In order to be eligible to attend and vote at the General Meeting, with respect to Ordinary Shares registered on the Company’s branch register of members in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Thursday, April 27, 2023, Hong Kong time; and with respect to Ordinary Shares registered on the Company’s principal register of members in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Maples Fund Services (Cayman) Limited, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 6:00 p.m. on Wednesday, April 26, 2023, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of Ordinary Shares on the Ordinary Share Record Date will be entitled to attend and vote at the General Meeting.

Holders of American depositary shares (the “ADSs”) issued by Deutsche Bank Trust Company Americas as the depositary of the ADSs (the “Depositary”), each representing two Class A ordinary shares of the Company, may attend, but may not vote at, the General Meeting. The ADS holders as of the close of business on Thursday, April 27, 2023, New York time (the “ADS Record Date,” together with the Ordinary Share Record Date, the “Record Date”), will be able to instruct the Depositary, being the holder of record of the Class A ordinary shares represented by the ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. The Depositary will endeavour, to the extent practicable and legally permissible, to vote or cause to be voted at the General Meeting the Class A ordinary shares represented by the ADSs in accordance with the instructions that it has properly received from the ADS holders. Please be aware that, because of the time difference between Hong Kong and New York, any ADS holders that cancel their ADSs in exchange for Class A ordinary shares on Thursday, April 27, 2023, New York time will no longer be ADS holders with respect to such canceled ADSs as of the ADS Record Date and will not be able to instruct the Depositary as to how to vote the Class A ordinary shares represented by such canceled ADSs as described above; such ADS holders will also not be holders of the Class A ordinary shares represented by such canceled ADSs as of the Ordinary Share Record Date for the purpose of determining the eligibility to attend and vote at the General Meeting.

Details including the date and location of the General Meeting will be set out in a notice of General Meeting to be issued and provided to holders of Ordinary Shares and ADSs as of the respective Record Date together with the proxy materials in due course.

By order of the Board
Li Auto Inc.
Xiang Li
Chairman

Hong Kong, April 6, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. Xiang Li, Mr. Donghui Ma, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.

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